Filed Pursuant to Rule 424(b)(3)
Registration No.: 333-169075

AMERICAN REALTY CAPITAL HEALTHCARE TRUST, INC.

SUPPLEMENT NO. 15, DATED MARCH 19, 2012,
TO THE PROSPECTUS, DATED FEBRUARY 18, 2011

This prospectus supplement (this “Supplement No. 15”) is part of the prospectus of American Realty Capital Healthcare Trust, Inc. (the “Company”, “we”, “our” or “us”), dated February 18, 2011 (the “Prospectus”), as supplemented by Supplement No. 14, dated January 23, 2012 (“Supplement No. 14”). This Supplement No. 15 supplements, modifies or supersedes certain information contained in Supplement No. 14 and in the Prospectus. This Supplement No. 15 should be read in conjunction with the Prospectus and Supplement No. 14. Unless otherwise indicated, the information contained herein is current as of the filing date of the prospectus supplement in which the Company initially disclosed such information. This Supplement No. 15 will be delivered with the Prospectus and Supplement No. 14.

The purpose of this Supplement No. 15 is to, among other things:

•	update the disclosure relating to operating information, including the status of the offering, the shares currently available for sale and the status of distributions; and

•	update the disclosure relating to recent real estate investments.

Status of the Offering

We commenced our reasonable best efforts initial public offering (“IPO”) of 150.0 million shares of common stock on February 18, 2011. On May 12, 2011, we satisfied the general escrow conditions of our IPO of common stock. On such date, we had received and accepted aggregate subscriptions in excess of the minimum of $2.0 million in shares, broke escrow and issued shares of common stock to our initial investors who were admitted as stockholders. On January 13, 2012, we raised in excess of $75.0 million in aggregate gross proceeds from all investors for shares of our common stock. Accordingly, we are now accepting subscriptions from all states where we have been cleared to sell shares of our common stock pursuant to our IPO, including subscriptions from residents of Pennsylvania.

As of March 15, 2012, we had acquired 17 commercial properties which were 96.2% leased on a weighted average basis as of such date. As of March 15, 2012, we had total real estate investments, at cost, of approximately $195.3 million. As of December 31, 2011, we had incurred, cumulatively to that date, approximately $12.3 million in selling commissions, dealer manager fees and other organizational and offering costs for the sale of our common stock. Our leverage ratio was approximated 59.3% (calculated as secured mortgage notes payable as a percentage of total real estate investments, at cost) as of March 15, 2012.

We will offer shares of our common stock until February 18, 2013, unless the offering is extended in accordance with the Prospectus, provided that the offering will be terminated if all 150.0 million shares of our common stock are sold before such date (subject to our right to reallocate shares offered pursuant to our distribution reinvestment plan (“DRIP”) for sale in our IPO.

Shares Currently Available for Sale

As of March 15, 2012, we had received aggregate gross proceeds of $117.3 million from the sale of 11.8 million shares of common stock in our IPO. As of March 15, 2012, there were 11.9 million shares of our common stock outstanding, including restricted stock and shares issued under the DRIP. As of March 15, 2012, there were 138.2 million shares of our common stock available for sale, excluding shares available under our DRIP.

PROSPECTUS UPDATES

Description of Real Estate Investments

The disclosure in the “Potential Property Investments” section entitled “University of Wisconsin Medical Center” is hereby deleted in its entirety and the following disclosure is added to the end of the section entitled “Description of Real Estate Investments” on page 115 of the Prospectus, as amended by supplements thereto.

“University of Wisconsin Medical Center Building

On March 6, 2012, we closed the acquisition of one free-standing fee simple clinical outpatient building leased to the University of Wisconsin Medical Foundation (“UWMF”) located in Monona, Wisconsin. UWMF is a subsidiary of University of Wisconsin Medical System. The builder and seller of the property is Yahara Creek, LLC. The seller does not have a material relationship with us and the acquisition was not an affiliated transaction.

The building was completed in September 2011 and contains 31,374 rentable square feet. The building was constructed to meet US Green Building Council LEED Silver certification standards. The property serves as a clinical outpatient facility that provides services such as x-rays, mammography, health and nutrition education and physical therapy to patients. Another hospital is developing a similar clinical outpatient facility adjacent to the site of the property that may provide competitive services.

Capitalization

The purchase price of the property was $9.2 million at a capitalization rate of 8.0% (calculated by dividing annualized rental income on a straight-line basis less estimated property operating costs by the purchase price). We funded the acquisition, exclusive of closing costs, of the property with (a) net proceeds from our ongoing public offering of approximately $6.9 million and (b) $2.3 million of proceeds received from an unaffiliated third-party joint venture partner in exchange for a minority interest in the entity, which is majority-owned and controlled by our operating partnership, that owns the property. On March 7, 2012, we entered into a $5.0 million loan agreement with Aviva Life and Annuity Company to provide post-acquisition financing for the University of Wisconsin Medical Center building, as described in further detail below under “Financial Obligations.”

Major Tenants / Lease Expiration

The property is 100% leased to UWMF. The lease has a ten year term that commenced in October 2011 and expires in September 2021, with fixed annual rental escalations of 2.0%. The lease is net whereby we are responsible for maintaining the roof and structure of the building and UWMF is required to pay substantially all other operating expenses, in addition to base rent. The lease contains two five-year renewal options. The annualized straight-line rent for the property will be approximately $730,000, or $23.27 per rentable square foot.

The table below describes the occupancy rate and the average effective annual rent per square foot as of December 31 for each of the last five years where such information is available:

	December 31, 2011	2010 (1)	2009(1)	2008(1)	2007(1)
Occupancy Rate	100.00%	N/A	N/A	N/A	N/A
Average Effective Annual Rental Per Square Foot	$23.27	N/A	N/A	N/A	N/A

(1) The tenant took possession of the property upon its completion in October 2011. Accordingly, no occupancy rate or average effective annual rent information is available for prior periods.

Other

We believe the property is suitable and adequate for its uses. We have no current plans to renovate the property. We believe that the property is adequately insured.

The federal tax basis and the rate of depreciation for the property will be determined based upon the completion of cost allocation studies in connection with finalizing our 2012 tax return.

The annual realty taxes payable on the property for the calendar year 2012 are unknown at present. Such real estate taxes are required to be reimbursed by the tenant under the terms of the lease.

The UWMF is the clinic practice organization for the faculty physicians of the University of Wisconsin School of Medicine and Public Health. UWMF provides clinical sites, technical and professional staff and administrative services to University of Wisconsin faculty physicians.

Carson Tahoe Medical Office Building

On March 8, 2012, we closed the acquisition of one free-standing fee simple medical office building leased to two tenants in Caron City, Nevada. The seller of the property is HC Carson City I, LLC. The seller does not have a material relationship with us and the acquisition was not an affiliated transaction.

The property contains 38,426 rentable square feet and was built in 2007 to provide physicians a convenient medical office location adjacent to the Carson Tahoe Medical Center Campus.

Capitalization

The purchase price of the property was $8.5 million at a capitalization rate of 8.1% (calculated by dividing annualized rental income on a straight-line basis less estimated property operating costs by the purchase price). We funded the acquisition, exclusive of closing costs, of the property with net proceeds from our ongoing public offering.

Major Tenants / Lease Expiration

The property is 82.1% leased to two tenants under four leases. The tenants are Carson Tahoe Regional Healthcare, which has an affiliated entity that is rated by major credit rating agencies, and James L. Pincock, MD, DMD, an oral and maxillofacial surgeon. Each of the leases is net whereby we are responsible for maintaining the roof and structure of the building and the tenants are required to pay substantially all other operating expenses, in addition to base rent.

The following table provides information relating to each lease, including lease commencement and termination dates, rental escalations and renewal options, rentable square footage and annualized rental income.

Tenant	Lease Commencement Date	Lease Termination Date	Rental Escalations	Renewal Options	Rentable Square Footage	Annualized Rental Income / Per Square Foot
Carson Tahoe Regional Healthcare	July 2008	July 2018	Annual escalations equal to lessor of 3.0% and Consumer Price Index	Two five-year options	10,216	$0.2 million / $22.32
Carson Tahoe Regional Healthcare	April 2007	March 2022	Annual escalations equal to lesser of 3.0% and Consumer Price Index	Two five-year options	15,727	$0.4 million / $23.02
Carson Tahoe Regional Healthcare	May 2011	May 2016	Fixed annual escalations of 3%	Two five-year options	2,787	$0.1 million / $20.09
James L. Pincock, MD, DMD	February 2008	February 2018	Fixed annual escalations of 3%	One five-year option	2,818	$0.1 million / $26.26

Future Lease Expirations

The following is a summary of lease expirations for the next ten years at the property as of March 15, 2012 (dollar amounts in thousands):

Year of Expiration	Number of Leases Expiring	Annualized Rental Income(1)	Annualized Rental Income as a Percentage of Carson Tahoe Medical Office Building	Leased Rentable Sq. Ft.	Percent of Carson Tahoe Medical Office Building Rentable Sq. Ft. Expiring
2012	—	$—	—%	—	—%
2013	—	—	—%	—	—%
2014	—	—	—%	—	—%
2015	—	—	—%	—	—%
2016	1	56	7.8%	2,787	8.8%
2017	—	—	—%	—	—%
2018	2	302	41.9%	13,034	41.3%
2019	—	—	—%	—	—%
2020	—	—	—%	—	—%
2021	—	—	—%	—	—%
Total	3	$358	49.7%	15,821	50.1%

(1)	Annualized rental income as of March 15, 2012 on a straight-line basis, which includes tenant concessions such as free rent, as applicable.

 The table below describes the occupancy rate and the average effective annual rent per square foot as of December 31 for each of the last five years where such information is available:

	December 31, 2011	2010	2009	2008	2007
Occupancy Rate	82.1%	74.8%	74.8%	74.8%	40.9%
Average Effective Annual Rental Per Square Foot	$22.52	22.82	22.76	22.69	23.03

Other

We believe the property is suitable and adequate for its uses. We have no current plans to renovate the property. We believe the property is adequately insured.

The federal tax basis and the rate of depreciation for the property will be determined based upon the completion of cost allocation studies in connection with finalizing our 2012 tax return.

The annual realty taxes payable on the property for the calendar year 2012 are expected to be approximately $55,000. Such real estate taxes are required to be reimbursed by the tenant under the terms of the lease.

Carson Tahoe Regional Healthcare is a non-profit group founded in 1949 with physicians and staff dedicated to cardiovascular diseases, cancer, surgical services, rehabilitation, behavioral issues and wellness.

Henry Ford Dialysis

On March 15, 2012, we closed the acquisition of one free-standing fee simple building located in Southfield, Michigan, known as the Henry Ford Dialysis Center. The seller of the property is Lahser Medical Holdings, LLC. The seller does not have a material relationship with us and the acquisition was not an affiliated transaction.

The property contains 10,100 rentable square feet and was built to provide dialysis services to patients in the surrounding communities.

Capitalization

The purchase price of the property was $2.9 million at a capitalization rate of 8.3% (calculated by dividing annualized rental income on a straight-line basis less estimated property operating costs by the purchase price). We funded the acquisition, exclusive of closing costs, of the property with net proceeds from our ongoing public offering.

Major Tenants / Lease Expiration

The property is 100% leased to Northwest Detroit Dialysis Center, a co-partnership between Henry Ford Health System and Sinai Hospital of Greater Detroit. Henry Ford Health System, a non-profit corporation, is the majority partner with a 75% interest in the partnership, is rated by major credit rating agencies, and has guaranteed 75% of the obligations under the lease. Sinai Hospital of Greater Detroit, a non-profit corporation, is the minority partner with a 25% interest in the partnership, and has guaranteed 75% of the obligations under the lease. The lease has a 20-year term that commenced in September 2003 and expires in September 2023, with no annual rental escalations during the primary lease term. The lease is net whereby we are responsible for maintaining the roof and structure of the building and the tenant is required to pay substantially all other operating expenses, in addition to base rent. The lease contains four, five-year renewal options. The annualized straight-line rent for the property will be approximately $238,900, or $23.65 per rentable square foot.

The table below describes the occupancy rate and the average effective annual rent per square foot as of December 31 for each of the last five years where such information is available:

	December 31, 2011	2010	2009	2008	2007
Occupancy Rate	100.0%	100%	100%	100%	100%
Average Effective Annual Rental Per Square Foot	$23.65	23.65	23.65	23.65	23.65

Other

We believe the property is suitable and adequate for its uses. We have no current plans to renovate the property. We believe the property is to adequately insured.

The federal tax basis and the rate of depreciation for the property will be determined based upon the completion of cost allocation studies in connection with finalizing our 2012 tax return.

The annual realty taxes payable on the property for the calendar year 2012 are expected to be approximately $35,000. Such real estate taxes are required to be paid directly by the tenant under the terms of the lease.

The Henry Ford Health System is a comprehensive, integrated, non-profit, managed care, health care organization located in Southeast Michigan. Sinai Hospital of Greater Detroit is a 316-bed general medical and surgical hospital.”

Financial Obligations

The following disclosure is added to the end of the section entitled “Description of Real Estate Investments— Financial Obligations” on page 133 of the Prospectus, as amended by supplements thereto.

“University of Wisconsin Medical Center Loan

On March 7, 2012, we, through a wholly owned subsidiary of our operating partnership, entered into a loan agreement with Aviva Life and Annuity Company, under which we borrowed approximately $5.0 million, in connection with the acquisition of the University of Wisconsin Medical Center building. The loan is evidenced by a promissory note secured by a mortgage on the property. The loan bears interest at a per annum fixed rate of 3.94%. The loan matures in April 2017 and provides for monthly interest-only payments, with all principal outstanding being repaid on the maturity date. The loan may be prepaid from time to time and at any time, in whole or in part, after April 5, 2014, with a prepayment premium equal to the greater of: (a) 1.0% of the outstanding principal balance of the loan; and (b)(i) the sum of (A) the present value of the scheduled monthly payments of principal and interest from the date of such prepayment to the maturity date and (B) the present value of the amount of principal and interest on the maturity date assuming all monthly payments of principal and interest were paid when due, less (ii) the outstanding principal loan balance as of the date of prepayment. The loan may be prepaid 90 days prior to the maturity date with no prepayment premium.”